November 1, 2006

Mr. Gary Newberry
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Filed on EDGAR

RE:     Comment letter dated October 19, 2006 (the "Comment Letter")

Mr. Newberry:

We are in the process of reviewing the Staff's Comment Letter. Senior management is working with Solitario's counsel, and independent registered public accountants and management expects to receive comments regarding the Comment Letter by the end of this week. We anticipate that, after review of this information, it would be beneficial to orally discuss our position with the Staff in a conference call, next week, after which we will prepare our written response to your letter dated October 19, 2006. Accordingly, we are requesting an additional 10 business days from the date of this letter to respond to the Comment Letter.

Sincerely,

/s/ James R. Maronick
CFO

cc: Cliff Pearl, Solomon Pearl
     Kreg Brown, Ehrhardt Keefe Steiner and Hottman PC
     Trent Clifton, Deloitte and Touche
     John Hainey, Solitario Resources Corporation

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